 Exhibit 99.1

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(A Corporation in the Development Stage)

PRO FORMA BALANCE SHEET
As of May 28, 2008
(unaudited)

ASSETS
	As of 21-May-08		Pro Forma Adjustments	Pro Forma Totals
Current assets:
Cash and cash equivalents	$678,078	(5)	(7)	$678,071
Cash held in trust	30,000,000	(1)	3,908,250	33,908,250
Other receivable	15,100	(3)	9,123	24,223
Total current assets	30,693,178		3,917,366	34,610,544
Total assets	$30,693,178		3,917,366	$34,610,544

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accrued registration costs	$506,213			$506,213
Accrued expenses	5,373	(4)	1,750	7,123
Deferred underwriting fee	1,050,000	(1)	141,750	1,191,750
Notes payable to shareholders	70,000			70,000
Total current liabilities	1,631,586		143,500	1,775,086

Ordinary shares subject to possible redemption (1,312,499 shares (1,489,687 shares after over-allotment) at redemption value)	10,499,992	(2) (6)	1,371,085	11,871,077

Commitments

Shareholders' equity:
Ordinary shares, $0.001 par value per share, authorized 50,000,000 shares, issued and outstanding 3,515,626 shares (3,844,688 shares after over-allotment) (excluding 1,312,499 shares (1,489,687 shares after over-allotment) subject to possible redemption)	3,516	(1) (2)	329	3,845
Additional paid-in capital	18,568,627	(1) (2) (6)	2,395,086	20,963,713
Deficit accumulated during the development stage	(10,543)	(3) (4) (5)	7,366	(3,177)
Total shareholders' equity	18,561,600		2,402,781	20,964,381
Total liabilities and shareholders' equity	$30,693,178		3,917,366	$34,610,544

Notes on Pro Forma Adjustments:
1.	Adjustment for net proceeds from sales of an additional 506,250 units and deferred underwriting fee.
2.	Adjustment for reclassifying amount for ordinary shares subject to possible redemption.
3.	Adjustment for interest income earned on the trust account.
4.	Adjustment for accrual of expenses for office space, administrative services and secretarial support.
5.	Adjustment for bank charges paid.
6.	Accretion of 34.99% of interest income earned to ordinary shares subject to possible redemption reclassified from additional paid-in capital.